Commission File No. 1-08346

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2004

TDK CORPORATION

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
Press release regarding TDK’s Consolidated and Non-consolidated business results for fiscal year 2004
I. Consolidated
1) Summary
2) Management Policies
3) Business Results and Financial Position
4) Statements of income
5) Balance sheets
6) Statements of stockholders’ equity
7) Statements of cash flows
8) Summary of Significant Accounting Policies
9) Segment Information
10) Fair Value of Securities
11) Fair Value of Derivatives
12) Supplementary Information
II. Non-Consolidated
1) Summary
2) Statements of income (Non-Consolidated)
3) Balance sheets (Non-Consolidated)
4) Management Changes
5) Supplementary Information

TDK Issues Stock Acquisition Rights for Stock Options

TDK to Buy Back Shares
(Acquisition of Treasury Stock Under Article 210 of the Commercial Code of Japan)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation

(Registrant)

April 28, 2004	BY:	/s/ Seiji Enami Seiji Enami General Manager Finance and Accounting Department Administration Group

TDK Corporation
1-13-1 Nihonbashi
Chuo-ku, Tokyo
Contacts;		103-8272 Japan
TDK Corporation(Tokyo)	Corporate Communications Department
	Michinori Katayama	+81(3)5201-7102

TDK U.S.A. Corporation	Francis J. Sweeney	+1(516)535-2600

UK Branch (TDK Marketing UK)	Ron Matier	+44(1737)773773

FOR IMMEDIATE RELEASE

TOKYO — April 28, 2004 TDK Corporation today announced its Consolidated business results prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for fiscal year (“FY”) 2004 and Non-Consolidated business results for FY 2004.

I. Consolidated

I-1) Summary

Consolidated results (April 1, 2003 — March 31, 2004)

	FY2004			FY2003
	(April 1, 2003 - March 31, 2004)			(April 1, 2002 - Mar. 31, 2003)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Net sales	658,862	100.0	6,215,679	608,880	100.0	49,982	8.2

Operating income	54,322	8.2	512,472	22,080	3.6	32,242	146.0

Income before income taxes	55,603	8.4	524,557	18,081	3.0	37,522	207.5

Net income	42,101	6.4	397,179	12,019	2.0	30,082	250.3

Per common share:
Net income / Basic	Yen 317.80		U.S.$3.00	Yen 90.56
Net income / Diluted	Yen 317.69		U.S.$3.00	—

(Sales breakdown)

	FY2004			FY2003
	(April 1, 2003 - March 31, 2004)			(April 1, 2002 - Mar. 31, 2003)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Electronic materials and components	522,862	79.4	4,932,660	472,529	77.6	50,333	10.7
Electronic materials	166,818	25.3	1,573,755	168,949	27.8	(2,131)	–1.3
Electronic devices	107,999	16.4	1,018,858	112,729	18.5	(4,730)	–4.2
Recording devices	230,105	35.0	2,170,802	175,986	28.9	54,119	30.8
Semiconductors & others	17,940	2.7	169,245	14,865	2.4	3,075	20.7
Recording media & systems	136,000	20.6	1,283,019	136,351	22.4	(351)	–0.3

Total sales	658,862	100.0	6,215,679	608,880	100.0	49,982	8.2

Overseas sales	490,206	74.4	4,624,585	443,377	72.8	46,829	10.6

Note: U.S.$1=Yen 106

I-2) Management Policies

1. Fundamental Management Policy

     TDK was established in 1935 as the world’s first company to commercialize a magnetic material called ferrite. In the ensuing years, TDK has developed and commercialized electronic materials, electronic devices, recording devices and recording media & systems. This drive has been based on the company’s founding spirit: “Contribute to culture and industry through creativity.”

     To preserve its identity as a dynamic company, TDK is dedicated to creating value for all stakeholders, including shareholders, customers, suppliers, society and employees, by drawing on innovative thinking and a willingness to tackle new challenges. TDK firmly believes that it must remain an organization that is a constant source of exciting ideas that are of true value to stakeholders.

2. Fundamental Policy for Distribution of Earnings

     Returning earnings to shareholders is one of TDK’s highest management priorities. As such, TDK’s fundamental policy is to devote its efforts to a stable increase of the dividend while taking into consideration a broad range of factors, including the return on equity (ROE), dividends as a percentage of equity (DOE) and the company’s results of operation on a consolidated basis.

     Retained earnings are used to invest in the development of new products and technologies in key fields, to upgrade production facilities and in other ways to make TDK more competitive and respond precisely to the rapid technological advances in the electronics industry.

3. Medium- and Long-Term Management Strategy

     In April 2004, TDK launched an initiative aimed at generating new growth with the overriding aim of becoming an exciting company, an ongoing theme at TDK.

     The electronics industry, TDK’s main market, is witnessing escalating competition due to progress in the digitalization and standardization of key devices. To accurately respond to changing market needs as product life spans shorten, TDK is dedicated to delivering new products that the market demands, without delay, precisely when those products are needed. With this in mind, TDK is aiming to increase the weighting of new products in its overall sales mix as its growth strategy over the medium term.

     TDK also plans to take steps to refine its sophisticated technological and development capabilities in the core electronic materials and components business. TDK is aiming for growth by delivering the value customers demand in a timely manner through the development of products rooted in the company’s core materials, process and evaluation technologies, which underpin its electronic materials and components business.

     As a responsible corporate citizen, TDK believes that it is important to incorporate public, ethical, environmental and other considerations in its management processes and dealings with society. In particular, determined to play its part in preserving the environment for future generations, TDK has formulated a fundamental environmental plan, “TDK Environmental Action 2010,” for contributing to the realization of a sustainable society.

4. Corporate Ethics

     TDK has formulated a corporate code of ethics to guide the activities of all members of TDK in their efforts to create an even better company. The corporate code of ethics, which is based on TDK’s corporate motto and principles, specifies the rules that the company, management and employees must observe in the conduct of business. This code demonstrates TDK’s commitment to constantly upholding corporate ethical standards and improving risk management. TDK takes every possible opportunity to educate staff on the corporate code of ethics.

5. Strategy to Improve Corporate Governance

     Companies must conduct their activities and manage their operations in a fair, impartial and transparent manner, abiding by laws and regulations, and with the recognition that their existence is supported by shareholders, customers, suppliers, society and employees. TDK put in place internal controls with this fundamental recognition in mind. It has also implemented a number of other measures in the same vein, such as appointing an outside director and statutory auditors, involving people outside the company in setting directors’ remuneration, and ensuring that corporate ethics are strictly observed.

5-1. Management structure and other corporate governance systems concerning decision-making, strategy execution and supervision

     One of TDK’s 7 directors is an outside director, who also serves as the chairperson of the Remuneration Committee, which was set up to ensure the fairness of directors’ remuneration. Another committee, the Corporate Ethics Committee, was established to ensure that TDK upholds corporate ethical standards. Independent of this committee, TDK has a “helpline” that encourages employees to report matters relating to corporate ethics and offer suggestions. Moreover, having introduced the post of corporate officer, TDK has clearly demarcated responsibilities: directors are responsible for decision-making and oversight, while corporate officers have responsibility for executing day-to-day operations. Corporate officers execute policies set by the Board of Directors in their respective areas of responsibility.

     TDK applies the Corporate Auditor System in accordance with the Commercial Code of Japan, and 3 of its 5 corporate auditors come from outside the company. The role of the corporate auditor is not restricted to the supervision of directors’ activities. As required, they also audit business activities. In addition, the Management Review & Support Department is primarily responsible for auditing business activities.

     Another defining aspect of TDK’s corporate governance system is that it receives advice and warnings from outside legal counsel and independent auditors regarding risks associated with TDK’s corporate activities.

5-2. Personal, financial and trading relationships between the company and the outside director and outside corporate auditors, and other beneficial relationships

     There are no personal or financial relationships between TDK and the outside director or the three outside corporate auditors.

5-3. Measures taken to enhance corporate governance over the past year

     To ensure that corporate ethical standards are being upheld, TDK has put in place a global corporate ethics framework that encompasses the activities of overseas subsidiaries as well as domestic ones. And, to comply with the U.S. Sarbanes-Oxley Act of 2002, a strict law relating to corporate governance that was prompted by a series of scandals involving major corporations, TDK formed a project team that includes outside experts to undertake a fundamental review and reinforce corporate systems. Furthermore, in the same vein, TDK restricts the work that is outsourced to independent auditors so as to preserve their impartiality and independence. Moreover, at the ordinary general meeting of shareholders held in June 2003, a resolution was approved that shortens the terms of directors to one year. This change was made to give the company the best management structure with which to respond flexibly to changes in its operating environment and to build greater trust with shareholders.

6. Policy Regarding Reduction of TDK’s Share Trading Unit

     On August 1, 2000, TDK reduced the trading unit of its common shares from 1,000 to 100 shares to broaden the shareholder base and increase the liquidity of the company’s shares. TDK now considers that its shares have sufficient liquidity. TDK will consider a further reduction of the trading unit based on its stock price and market needs as well as on a cost-benefit analysis.

I-3) Business Results and Financial Position

1. Summary

Consolidated results for fiscal 2004, ended March 31, 2004, were as follows.

     The Japanese economy in fiscal 2004 tended toward recovery, led by IT-related production and exports. However, with no upturn evident in household incomes, consumer spending failed to rebound. Meanwhile, the U.S. economy, the driving force for the world economy, expanded compared with the previous year, with consumer spending, housing investment and capital expenditures all rising, as the government eased fiscal and monetary policy.

     In the electronics industry, the year was characterized by the rising popularity of LCD and plasma flat-screen TVs, digital cameras and DVD recorders, as well as by the increasing sophistication of mobile phones and replacement demand for PCs, and the growing use of electronics in automobiles. However, deflationary trends in world markets affected these finished products, placing unrelenting pricing pressure on electronic materials and components and recording media and systems, TDK’s main products.

     TDK saw orders drop in the first quarter (April-June 2003) of fiscal 2004 due to one-off factors such as the SARS outbreak and fallout from the Iraq war. Nevertheless, TDK remained focused on implementing profit structure reforms, carrying on initiatives from fiscal 2003 to improve asset productivity and concentrate resources on strategic businesses.

     As a result, TDK posted consolidated net sales of ¥658,862 million (U.S.$6,215,679 thousand), up 8.2% from ¥608,880 million. Operating income climbed 146.0%, from ¥22,080 million to ¥54,322 million (U.S.$512,472 thousand). Income before income taxes jumped 207.5%, from ¥18,081 million to ¥55,603 million (U.S.$524,557 thousand). Net income soared 250.3%, from ¥12,019 million to ¥42,101 million (U.S.$397,179 thousand). Basic net income per common share was ¥317.80 (U.S.$3.00), up from ¥90.56.

     During the year, the average exchange rate was ¥113.19 for the U.S. dollar and ¥132.65 for the euro, representing a 7.2% appreciation in the yen’s value against the U.S. dollar and a 9.7% depreciation against the euro. Overall, exchange rate movements had the effect of lowering net sales by approximately ¥4 billion and operating income by approximately ¥1.5 billion.

(Sales by Segment)

     The following is a discussion of sales by business segment.

Electronic materials and components segment

     In the electronic materials and components segment, net sales increased 10.7%, from ¥472,529 million to ¥522,862 million (U.S.$4,932,660 thousand). Sales in both the electronic materials and electronic devices sectors decreased compared with the previous fiscal year when TDK benefited from a temporary surge in demand related to the 2002 FIFA World Cup™ and strong demand from manufacturers following a period of inventory reductions. This decline occurred despite solid demand for components that was spurred by the growing popularity of flat-screen TVs, digital cameras, DVD recorders and other electronic products, as well as by recovering sales of mobile phones. Segment sales as a whole rose on the back of a sharp year-on-year increase in sales of HDD heads accompanying burgeoning demand for HDDs. Sector results were as follows.

Electronic materials

     Sales in the electronic materials sector decreased 1.3%, from ¥168,949 million to ¥166,818 million (U.S.$1,573,755 thousand).

(Capacitors) Sales of multilayer chip capacitors, the main product in the capacitor sector, increased. Higher orders for capacitors, which reflected growing demand for communications products, offset falling sales prices and the negative effect of exchange rate movements.

(Ferrite cores and magnets) In ferrite cores, deflection yoke cores and flyback transformer cores saw sales drop due to falling demand and sales prices. The drop in orders is a reflection of a rapid shift in consumer demand from CRT TVs to LCD, plasma and other flat-panel models. Higher sales of small coils and transformer cores, a category where demand is increasing, failed to offset this decrease, resulting in a decline in overall sales of ferrite cores. Magnet sales declined as the effect of falling sales prices outweighed higher sales volumes. Overall, sales of ferrite cores and magnets were down year on year.

Electronic devices

     In the electronic devices sector, sales decreased 4.2%, from ¥112,729 million to ¥107,999 million (U.S.$1,018,858 thousand).

(Inductive devices) Inductive devices, the largest product category in this sector, posted higher sales as demand for communications products increased in line with advances in the performance of mobile phones. However, sales growth was held back by lower sales prices and foreign currency movements.

(High-frequency components) Sales of high-frequency components decreased despite an upswing in shipment volumes that resulted from strong demand for components used in mobile phones, the main market for these components, and successful activities to win new orders. The decrease reflects the continuing glut in the supply of high-frequency components in the market as a whole, which prompted customers to demand price reductions that were greater than in other electronic component categories.

(Other products) Overall, sales of other products decreased. Sensors and actuators recorded higher sales due to growth in demand for communications products and PCs and peripherals. However, sales of power systems declined due to lackluster demand associated with the amusement field, a sector where demand was strong in the previous fiscal year.

Recording devices

     Recording devices sales climbed 30.8%, from ¥175,986 million to ¥230,105 million (U.S.$2,170,802 thousand). Sales of HDD heads, the main product in this sector, were up sharply. This was primarily because of continuing expansion in the HDD market and the resulting robust HDD sales by major TDK customers. Sales of other heads also increased.

Semiconductors & others

     Sales in the semiconductors & others sector climbed 20.7%, from ¥14,865 million to ¥17,940 million (U.S.$169,245 thousand), despite sluggish sales of semiconductors for communications applications. Growth reflected higher sales of anechoic chambers for noise control and equipment used in these chambers.

Recording media & systems segment

     In the recording media & systems segment, sales edged down 0.3%, from ¥136,351 million to ¥136,000 million (U.S.$1,283,019 thousand). While TDK continues to command a high share of the audiotape and videotape markets, sales in these two categories decreased as demand continues to shrink due to structural changes. Optical media products posted increased sales, with higher sales volumes of CD-Rs and DVDs in an expanding market offsetting lower sales prices. Sales of other products decreased. Higher sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers failed to offset lower sales of PC software, recording equipment and other products.

     *Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Certance LLC in the U.S., other countries or both.

(Sales by Region)

     By region, sales in Japan increased 1.9%, from ¥165,503 million to ¥168,656 million (U.S.$1,591,094 thousand). While sales fell in the electronic materials and electronic devices sectors and recording media & systems segment, sales rose sharply in the recording devices sector. In the Americas, sales decreased 15.5%, from ¥106,060 million to ¥89,657 million (U.S.$845,821 thousand). Sales fell in all sectors, with the exception of semiconductors & others, due to the negative effect of the appreciation of the yen relative to the U.S. dollar. In Europe, sales rose 4.1%, from ¥78,740 million to ¥81,950 million (U.S.$773,113 thousand), reflecting the yen’s depreciation relative to the euro and strong sales of CD-Rs and DVDs. In Asia (excluding Japan) and other areas, sales climbed 23.2%, from ¥258,577 million to ¥318,599 million (U.S.$3,005,651 thousand), mainly due to higher sales of recording devices.

     The overall result was a 10.6% rise in overseas sales year on year, from ¥443,377 million to ¥490,206 million (U.S.$4,624,585 thousand). Overseas sales accounted for 74.4% of consolidated net sales, a 1.6 percentage point increase from 72.8% one year earlier.

     On a parent-company basis, net sales decreased 1.4%, from ¥320,697 million to ¥316,050 million (U.S.$2,981,603 thousand). Operating income decreased 44.8%, from ¥3,182 million to ¥1,756 million (U.S.$16,566 thousand). Current income rose 13.2%, from ¥9,078 million to ¥10,277 million (U.S.$96,952 thousand). Net income was ¥4,458 million (U.S.$42,056 thousand), compared with ¥133 million in fiscal 2003, while basic net income per share rose from ¥0.53 to ¥32.87 (U.S.$0.31).

     TDK plans to pay a year-end dividend of ¥30 per common share. Together with the interim dividend of ¥25 per common share paid in December 2003, the dividend per common share applicable to the year will be ¥55.

     On a parent-company basis, fiscal 2004 ROE was 1.1% and DOE was 1.7%.

2. Financial Position

(2-1) The following table summarizes TDK’s balance sheet at March 31, 2004.

Total assets	¥770,319 million	3.1% increase
Total stockholders’ equity	¥576,219 million	4.0% increase
Equity ratio	74.8%	0.7 percentage point increase

At the end of the year, cash and cash equivalents were ¥56,604 million higher than on March 31, 2003. Net property, plant and equipment and other assets decreased ¥16,962 million and ¥14,526 million, respectively. As a result of the above items and other changes, total assets increased ¥22,982 million.

Total liabilities increased ¥732 million. Trade payables, accrued expenses and income taxes payable increased ¥2,957 million, ¥5,963 million and ¥3,632 million, respectively, while retirement and severance benefits decreased ¥11,450 million.

Total stockholders’ equity increased ¥22,334 million. Retained earnings increased ¥34,837 million, while accumulated other comprehensive loss increased ¥11,563 million.

(2-2) Cash Flows

	(¥ millions)
	FY 2004	FY 2003	Change
Net cash provided by operating activities	114,704	104,358	10,346
Net cash used in investing activities	(37,770)	(46,645)	8,875
Net cash used in financing activities	(9,661)	(7,925)	(1,736)
Effect of exchange rate changes on cash and cash equivalents	(10,669)	(4,998)	(5,671)
Net increase in cash and cash equivalents	56,604	44,790	11,814
Cash and cash equivalents at beginning of period	170,551	125,761	44,790
Cash and cash equivalents at end of period	227,155	170,551	56,604

Operating activities provided net cash of ¥114,704 million (U.S.$1,082,113 thousand), a year-on-year increase of ¥10,346 million. This reflected a ¥30,082 million increase in net income to ¥42,101 million (U.S.$397,179 thousand) and a ¥6,556 million decrease to ¥51,233 million (U.S.$483,330 thousand) in depreciation and amortization. In changes in assets and liabilities, there were increases in trade receivables and inventories of ¥5,326 million and ¥22,101 million, respectively.

Investing activities used net cash of ¥37,770 million (U.S.$356,321 thousand), ¥8,875 million less than a year earlier. While capital expenditures increased ¥3,415 million to ¥44,866 million (U.S.$423,264 thousand), payment for purchase of investments decreased ¥6,863 million.

Financing activities used net cash of ¥9,661 million (U.S.$91,141 thousand), ¥1,736 million more than in the previous fiscal year. This primarily reflected increases in repayments of short-term debt and dividends paid of ¥793 million and ¥652 million, respectively.

(2-3) Trends in Cash Flow Indicators

	FY	FY	FY	FY	FY
	2000	2001	2002	2003	2004
Stockholders’ equity ratio (%)	73.6	77.8	77.9	74.1	74.8
Capital adequacy ratio on a market value basis(%)	239.9	133.8	121.7	80.4	136.7
No. of years to redeem debt	0.02	0.10	0.07	0.02	0.00
Interest coverage ratio (times)	165.3	138.0	32.8	180.9	355.1

[Notes]

Stockholders’ equity ratio = Total stockholders’ equity / Total assets

Capital adequacy ratio on a market value basis = Market capitalization (*1) / Total assets

(*1) Market capitalization = Closing price of TDK’s common shares on the Tokyo Stock Exchange on March 31, 2004 x Shares issued and outstanding at year-end after deducting treasury stock

No. of years to redeem debt = Interest-bearing liabilities (*2) / Cash flows from operating activities (*3)

(*2) Interest-bearing liabilities: The balance of “short-term debt” and long-term debt included in “long-term debt, excluding current installments” on the consolidated balances sheets.

(*3) Cash flows from operating activities: “Net cash provided by operating activities” on the consolidated statements of cash flows.

Interest coverage ratio = Cash flows from operating activities / Interest payments (*4)

(*4) Interest payments: “Interest expense” on the consolidated statements of income.

3. Fiscal 2005 Projections

     TDK’s consolidated and non-consolidated projections for fiscal 2005, the year ending March 31, 2005, are as follows.

[Consolidated Projections for Fiscal 2005]

	Year ending March	% change	Year ended March
	2005	from FY04	2004
	(¥ millions)		(¥ millions)
Net sales	680,000	3.2	658,862
Operating income	60,000	10.5	54,322
Income before income taxes	62,000	11.5	55,603
Net income	46,500	10.4	42,101

[Non-Consolidated Projections for Fiscal 2005]

	Year ending March	% change	Year ended March
	2005	from FY04	2004
	(¥ millions)		(¥ millions)
Net sales	338,000	6.9	316,050
Operating income	9,700	452.4	1,756
Current income	20,500	99.5	10,277
Net income	13,500	202.8	4,458

     The projections are based principally on the following assumptions:

•	An average exchange rate of U.S.$1=¥105 for fiscal 2005.

•	Orders for passive components (electronic materials and electronic devices) as a whole are expected to remain at a comparatively high level, supported by firm demand in the first half of the year. However, this demand may wane by the end of 2004.

•	Orders for recording devices are expected to decline in the first half of fiscal 2005, but second-half sales of these products should be supported by growth in demand for HDDs used in PCs and consumer electronics.

•	In the recording media & systems segment, lower sales of audiotapes and videotapes are forecast. However, sales may rise year on year in the segment as a whole, with higher sales of optical media products absorbing this decline.

Cautionary Statement About Projections

This earnings release contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies that are not historical facts. These forward-looking statements are based on current forecasts, estimates, assumptions, plans, beliefs and evaluations in light of information available to management on the date of this earnings release.

In preparing forecasts and estimates, TDK and its group companies have used as their basis, certain assumptions as necessary, in addition to confirmed historical facts. However, due to their nature, there is no guarantee that these statements and assumptions will prove to be accurate in the future. TDK therefore wishes to caution readers that these statements, facts and certain assumptions contained in this earnings release are subject to a number of risks and uncertainties and may prove to be inaccurate.

The electronics markets in which TDK and its group companies operate are highly susceptible to rapid changes. Furthermore, TDK and its group companies operate not only in Japan, but in many other countries. As such, factors that can have significant effects on its results include, but are not limited to, shifts in technology, demand, prices, competition, economic environments and foreign exchange rates.

The premises and assumptions used in computing the projections in this earnings release include, but are not limited to, those explained above.

Consolidated

I-4) Statements of income

	FY2004			FY2003
	(April 1, 2003 - March 31, 2004)			(April 1, 2002 - Mar. 31, 2003)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Net sales	658,862	100.0	6,215,679	608,880	100.0	49,982	8.2
Cost of sales	474,106	72.0	4,472,698	459,616	75.5	14,490	3.2
Gross profit	184,756	28.0	1,742,981	149,264	24.5	35,492	23.8
Selling, general and administrative expenses	130,434	19.8	1,230,509	127,184	20.9	3,250	2.6
Operating income	54,322	8.2	512,472	22,080	3.6	32,242	146.0
Other income (deductions):
Interest and dividend income	1,189		11,217	1,379		(190)
Interest expense	(323)		(3,047)	(577)		254
Foreign exchange gain (loss)	(3,065)		(28,915)	(1,482)		(1,583)
Other-net	3,480		32,830	(3,319)		6,799
Total other income (deductions)	1,281	0.2	12,085	(3,999)	–0.6	5,280	—
Income before income taxes	55,603	8.4	524,557	18,081	3.0	37,522	207.5
Income taxes	13,143	2.0	123,991	5,296	0.9	7,847	148.2
Income before minority interests	42,460	6.4	400,566	12,785	2.1	29,675	232.1
Minority interests	(359)	-0.0	(3,387)	(766)	–0.1	407	53.1
Net income	42,101	6.4	397,179	12,019	2.0	30,082	250.3

Note: U.S.$1=Yen 106

Consolidated

I-5) Balance sheets

ASSETS

	As of March 31, 2004			As of Mar. 31, 2003		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)
Current assets	475,773	61.8	4,488,424	420,962	56.3	54,811
Cash and cash equivalents	227,155		2,142,972	170,551		56,604
Marketable securities	402		3,792	—		402
Net trade receivables	138,331		1,305,009	140,023		(1,692)
Inventories	77,301		729,255	73,917		3,384
Other current assets	32,584		307,396	36,471		(3,887)

Noncurrent assets	294,546	38.2	2,778,736	326,375	43.7	(31,829)
Investments in securities	18,381		173,406	18,722		(341)
Net property, plant and equipment	208,945		1,971,179	225,907		(16,962)
Other assets	67,220		634,151	81,746		(14,526)

TOTAL	770,319	100.0	7,267,160	747,337	100.0	22,982

LIABILITIES AND STOCKHOLDERS’ EQUITY

	As of March 31, 2004			As of Mar. 31, 2003		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)
Current liabilities	115,218	15.0	1,086,962	105,014	14.0	10,204
Short-term debt	416		3,924	1,919		(1,503)
Trade payables	59,917		565,255	56,960		2,957
Accrued expenses	45,534		429,566	39,571		5,963
Income taxes payables	4,689		44,236	1,057		3,632
Other current liabilities	4,662		43,981	5,507		(845)

Noncurrent liabilities	75,606	9.8	713,264	85,078	11.4	(9,472)
Long-term debt, excluding current installments	27		255	94		(67)
Retirement and severance benefits	73,521		693,594	84,971		(11,450)
Deferred income taxes	215		2,028	13		202
Other noncurrent liabilities	1,843		17,387	—		1,843
Total liabilities	190,824	24.8	1,800,226	190,092	25.4	732

Minority interests	3,276	0.4	30,906	3,360	0.5	(84)

Common stock	32,641		307,934	32,641		—
Additional paid-in capital	63,051		594,821	63,051		—
Legal reserve	16,497		155,632	15,953		544
Retained earnings	560,756		5,290,151	525,919		34,837
Accumulated other comprehensive income (loss)	(90,387)		(852,708)	(78,824)		(11,563)
Treasury stock	(6,339)		(59,802)	(4,855)		(1,484)
Total stockholders’ equity	576,219	74.8	5,436,028	553,885	74.1	22,334

TOTAL	770,319	100.0	7,267,160	747,337	100.0	22,982

Note: U.S.$1=Yen 106

Consolidated

I-6) Statements of stockholders’ equity

	FY2004		FY2003
	(April 1, 2003 - Mar. 31, 2004)		(April 1, 2002 - Mar. 31, 2003)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)
Common stock:
Balance at beginning of period	32,641	307,934	32,641

Balance at end of period	32,641	307,934	32,641

Additional paid-in capital:
Balance at beginning of period	63,051	594,821	63,051

Balance at end of period	63,051	594,821	63,051

Legal reserve:
Balance at beginning of period	15,953	150,500	15,683
Transferred from retained earnings	544	5,132	270

Balance at end of period	16,497	155,632	15,953

Retained earnings:
Balance at beginning of period	525,919	4,961,500	520,143
Net income	42,101	397,179	12,019
Cash dividends	(6,625)	(62,500)	(5,973)
Losses on sales of treasury stock	(95)	(896)	—
Transferred to legal reserve	(544)	(5,132)	(270)

Balance at end of period	560,756	5,290,151	525,919

Accumulated other comprehensive income (loss):
Balance at beginning of period	(78,824)	(743,623)	(43,999)
Other comprehensive income (loss) for the period, net of tax	(11,563)	(109,085)	(34,825)

Balance at end of period	(90,387)	(852,708)	(78,824)

Treasury stock:
Balance at beginning of period	(4,855)	(45,802)	(3,592)
Acquisition of treasury stock	(1,865)	(17,594)	(1,263)
Exercise of stock option	381	3,594	—

Balance at end of period	(6,339)	(59,802)	(4,855)

Total stockholders’ equity	576,219	5,436,028	553,885

Disclosure of comprehensive income (loss):
Net income for the period	42,101	397,179	12,019
Other comprehensive income (loss) for the period, net of tax	(11,563)	(109,085)	(34,825)

Total comprehensive income (loss) for the period	30,538	288,094	(22,806)

Note: U.S.$1=Yen 106

Consolidated

I-7) Statements of cash flows

	FY2004		FY2003
	(April 1, 2003 - March 31, 2004)		(April 1, 2002 - Mar. 31, 2003)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)
Cash flows from operating activities:
Net income	42,101	397,179	12,019
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	51,233	483,330	57,789
Loss on disposal of property and equipment	1,789	16,877	4,845
Deferred income taxes	2,868	27,057	4,301
Loss on securities	1,093	10,311	3,298
Gain on sale of a subsidiary	(567)	(5,349)	—
Changes in assets and liabilities:
Increase in trade receivables	(7,582)	(71,528)	(2,256)
Decrease (increase) in inventories	(7,824)	(73,811)	14,277
Increase in trade payables	8,171	77,085	6,691
Increase (decrease) in accrued expenses	8,660	81,698	(5,971)
Increase (decrease) in income taxes payables, net	5,877	55,443	2,265
Increase in retirement and severance benefits	9,285	87,594	7,639
Other-net	(400)	(3,773)	(539)

Net cash provided by operating activities	114,704	1,082,113	104,358

Cash flows from investing activities:
Capital expenditures	(44,866)	(423,264)	(41,451)
Proceeds from sales and maturities of investments	1,814	17,113	1,511
Payment for purchase of investments	(443)	(4,179)	(7,306)
Proceeds from sales of property, plant and equipment	4,571	43,123	4,590
Acquisition of minority interests	(366)	(3,453)	(3,967)
Proceeds from sale of a subsidiary	1,523	14,368	—
Other-net	(3)	(29)	(22)

Net cash used in investing activities	(37,770)	(356,321)	(46,645)

Cash flows from financing activities:
Proceeds from long-term debt	69	651	211
Repayment of long-term debt	(479)	(4,519)	(646)
Increase (decrease) in short-term debt, net	(1,047)	(9,877)	(254)
Sale (purchase) of treasury stock, net	(1,579)	(14,896)	(1,263)
Dividends paid	(6,625)	(62,500)	(5,973)

Net cash used in financing activities	(9,661)	(91,141)	(7,925)

Effect of exchange rate changes on cash and cash equivalents	(10,669)	(100,651)	(4,998)
Net increase in cash and cash equivalents	56,604	534,000	44,790
Cash and cash equivalents at beginning of period	170,551	1,608,972	125,761
Cash and cash equivalents at end of period	227,155	2,142,972	170,551

Note: U.S.$1=Yen 106

Consolidated

I-8) Summary of Significant Accounting Policies

1. The consolidated financial statements are prepared in conformity with U.S. GAAP.

(1)	Marketable Securities

Statement of Financial Accounting Standards (“SFAS”) No.115, “Accounting for Certain Investments in Debt and Equity Securities” is adopted.

(2)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally by the average method.

(3)	Depreciation

Depreciation of property, plant and equipment is principally computed by the declining-balance method for assets located in Japan and certain foreign subsidiaries, and by the straight-line method for assets of other foreign subsidiaries based on estimated useful lives.

(4)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base and operating loss and tax credit carryforwards.

(5)	Derivatives Financial Instruments

SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No.133” are adopted.

(6)	Goodwill and Other Intangible Assets

SFAS No. 141, “Business Combinations” and SFAS No.142, “Goodwill and Other Intangible Assets” are adopted.

2.	During this consolidated accounting period, TDK had 72 subsidiaries (20 in Japan and 52 overseas). TDK also had 8 affiliates (5 in Japan and 3 overseas) whose financial statements are accounted for by the equity method.

3.	Comprehensive income comprises net income and other comprehensive income. Other comprehensive income includes changes in foreign currency translation adjustments, minimum pension liability adjustments and net unrealized gains (losses) on securities. The net income, other comprehensive income (loss) and total comprehensive income (loss) for the fiscal year ended Mar. 31, 2004 and 2003 were as follows;

	FY2004		FY2003
	(April 1, 2003 - March 31, 2004)		(April 1, 2002 - Mar. 31, 2003)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)
Net income	42,101	397,179	12,019
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(26,287)	(247,991)	(18,747)
Minimum pension liability adjustments	14,186	133,830	(15,809)
Net unrealized gains (losses) on securities	538	5,076	(269)

Total comprehensive income (loss)	30,538	288,094	(22,806)

Note: U.S.$1=Yen 106

Consolidated

     4. Adoption of new accounting standards

(1) Accounting for Asset Retirement Obligation

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No.143 (“SFAS 143”), “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. TDK adopted SFAS 143 on April 1, 2003. The adoption of SFAS 143 did not have a material effect on TDK’s consolidated financial statements.

(2) Accounting for Revenue Arrangements with Multiple Deliverables

In November 2002, the Emerging Issues Task Force reached a consensus on Issue 00-21 (“EITF 00-21”), “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF 00-21 provides guidance on when and how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. TDK adopted EITF 00-21 on July 1, 2003. The adoption of EITF 00-21 did not have a material effect on TDK’s consolidated financial position and results of operations.

(3) Consolidation of Variable Interest Entities

In December 2003, FASB issued FASB Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities”, which addresses the consolidation by primary beneficiary of variable interest entities (“VIEs”) as defined in the Interpretation. FIN 46R replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003. FIN 46R is effective immediately for all VIEs created or acquired after January 31, 2003 and effective for other VIEs as of March 31, 2004. TDK has not created or acquired any VIEs after January 31, 2003. For VIEs created or acquired before February 1, 2003, the adoption of FIN 46R for these entities did not have a material effect on TDK’s consolidated financial statements.

Consolidated

I-9) Segment Information

     The following industry and geographic segment information are required by the Japanese Securities Exchange Law.

1. Industry segment information

	FY2004			FY2003
	(April 1, 2003 - March 31, 2004)			(April 1, 2002 - Mar. 31, 2003)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Electronic materials and components
Net sales	522,862	100.0	4,932,660	472,529	100.0	50,333	10.7
Unaffiliated customers	522,862		4,932,660	472,529		50,333	10.7
Intersegment	—		—	—		—	—
Operating expenses	466,335	89.2	4,399,387	451,993	95.7	14,342	3.2

Operating income	56,527	10.8	533,273	20,536	4.3	35,991	175.3

Recording media & systems
Net sales	136,000	100.0	1,283,019	136,351	100.0	(351)	–0.3
Unaffiliated customers	136,000		1,283,019	136,351		(351)	–0.3
Intersegment	—		—	—		—	—
Operating expenses	138,205	101.6	1,303,820	134,807	98.9	3,398	2.5

Operating income (loss)	(2,205)	-1.6	(20,801)	1,544	1.1	(3,749)	—

TOTAL
Net sales	658,862	100.0	6,215,679	608,880	100.0	49,982	8.2
Unaffiliated customers	658,862		6,215,679	608,880		49,982	8.2
Intersegment	—		—	—		—	—
Operating expenses	604,540	91.8	5,703,207	586,800	96.4	17,740	3.0

Operating income	54,322	8.2	512,472	22,080	3.6	32,242	146.0

Note: U.S.$1=Yen 106

2. Geographic segment information

		FY2004			FY2003
		(April 1, 2003 - March 31, 2004)			(April 1, 2002 - Mar. 2003)		Change
Region/Term		(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Japan	Net sales	329,782	100.0	3,111,151	334,882	100.0	(5,100)	–1.5
	Operating income	8,538	2.6	80,547	5,193	1.6	3,345	64.4
Americas	Net sales	104,400	100.0	984,906	101,784	100.0	2,616	2.6
	Operating income (loss)	2,797	2.7	26,387	(1,082)	-1.1	3,879	—
Europe	Net sales	80,641	100.0	760,764	78,462	100.0	2,179	2.8
	Operating income (loss)	(115)	–0.1	(1,085)	(3,547)	–4.5	3,432	96.8
Asia and others	Net sales	380,781	100.0	3,592,273	314,918	100.0	65,863	20.9
	Operating income	42,912	11.3	404,830	20,640	6.6	22,272	107.9
Intersegment	Net sales	236,742		2,233,415	221,166		15,576
eliminations	Operating income (loss)	(190)		(1,793)	(876)		686
Total	Net sales	658,862	100.0	6,215,679	608,880	100.0	49,982	8.2
	Operating income	54,322	8.2	512,472	22,080	3.6	32,242	146.0

Notes:

1. The sales are classified by geographic areas of the seller and include transfers between geographic areas.

2. U.S.$1=Yen 106

3. Sales by region

	FY2004			FY2003
	(April 1, 2003 - March 31, 2004)			(April 1, 2002 - Mar. 31, 2003)		Change
Region/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Americas	89,657	13.6	845,821	106,060	17.4	(16,403)	–15.5
Europe	81,950	12.4	773,113	78,740	12.9	3,210	4.1
Asia and others	318,599	48.4	3,005,651	258,577	42.5	60,022	23.2
Overseas sales total	490,206	74.4	4,624,585	443,377	72.8	46,829	10.6
Japan	168,656	25.6	1,591,094	165,503	27.2	3,153	1.9
Net sales	658,862	100.0	6,215,679	608,880	100.0	49,982	8.2

Notes:

1. Sales by region are classified by geographic areas of the buyer.

2. U.S.$1=Yen 106

Consolidated

I-10) Fair Value of Securities

		Gross	Gross
		Unrealized	Unrealized	Fair
(Yen millions)	Cost	Holding Gains	Holding Losses	Value
As of March 31, 2004
Equity securities	2,782	1,054	—	3,836
Debt securities	1,101	0	0	1,101

Total	3,883	1,054	0	4,937

As of March 31, 2003
Equity securities	3,455	122	11	3,566
Debt securities	2,495	3	—	2,498

Total	5,950	125	11	6,064

		Gross	Gross
U.S.$1=Yen 106		Unrealized	Unrealized	Fair
(U.S.$ thousands)	Cost	Holding Gains	Holding Losses	Value
As of March 31, 2004
Equity securities	26,245	9,943	—	36,188
Debt securities	10,387	0	0	10,387

Total	36,632	9,943	0	46,575

I-11) Fair Value of Derivatives

	Contract	Carrying	Estimated Fair
(Yen millions)	Amount	Amount	Value
As of March 31, 2004
Forward foreign exchange contracts	18,638	396	396
Currency option contracts	16,340	91	91
Currency swap agreements for loans to its subsidiaries	12,605	252	252
As of March 31, 2003
Forward foreign exchange contracts	19,016	39	39
Currency swap agreements for loans to its subsidiaries	13,794	(287)	(287)

	Contract	Carrying	Estimated Fair
(U.S.$ thousands) U.S.$1=Yen 106	Amount	Amount	Value
As of March 31, 2004
Forward foreign exchange contracts	175,830	3,736	3,736
Currency option contracts	154,151	858	858
Currency swap agreements for loans to its subsidiaries	118,915	2,377	2,377

Consolidated

I-12) Supplementary Information

Exchange rates used for conversion

	April 1, 2003 - March 31, 2004		April 1, 2002 - March 31, 2003
Item/Term	US$=Yen	Euro=Yen	US$=Yen	Euro=Yen
Sales	113.19	132.65	121.98	120.88
The end of the period	105.69	128.88	120.20	129.83

Consolidated

	April 1, 2003 - March 31, 2004		April 1, 2002 - March 31, 2003
	Amount	Ratio to	Amount	Ratio to	Change
Item/Term	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)
Capital expenditures	44,866	—	41,451	—	8.2
Depreciation and amortization	51,233	7.8	57,789	9.5	-11.3
Research and development	34,495	5.2	31,862	5.2	8.3
Result of financial income	866		802		8.0
Number of employees	36,804		31,705
(as at the end of the period)
Ratio of overseas production		58.9%		56.0%

OVERSEAS SALES BY DIVISION

	April 1, 2003 - March 31, 2004		April 1, 2002 - March 31, 2003
	Amount	Ratio to	Amount	Ratio to	Change
Product/Term	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)
Electronic materials and components	386,736	58.7	341,615	56.1	13.2
Electronic materials	121,446	18.5	122,761	20.2	-1.1
Electronic devices	61,373	9.3	58,671	9.6	4.6
Recording devices	195,137	29.6	152,476	25.0	28.0
Semiconductors & others	8,780	1.3	7,707	1.3	13.9
Recording media & systems	103,470	15.7	101,762	16.7	1.7

Overseas sales	490,206	74.4	443,377	72.8	10.6

Non-Consolidated

II. Non-Consolidated

II-1) Summary

Non-Consolidated results (April 1, 2003 — March 31, 2004)

	FY2004			FY2003
	(April 1, 2003 - Mar. 31, 2004)			(April 1, 2002 - Mar. 31, 2003)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Net sales	316,050	100.0	2,981,603	320,697	100.0	(4,647)	-1.4
Operating income	1,756	0.6	16,566	3,182	1.0	(1,426)	-44.8
Current income	10,277	3.3	96,952	9,078	2.8	1,199	13.2
Net income	4,458	1.4	42,056	133	0.0	4,325	3,251.9
Per common share :
Net income / Basic	Yen 32.87		U.S.$0.31	Yen 0.53
Net income / Diluted	Yen 32.86		U.S.$0.31	—
Dividends per share	Yen 30.00		U.S.$0.28	Yen 25.00

Notes:

1.	Any portion less than Yen one million is disregarded, the same being applicable hereinafter. U.S.$1=Yen 106 (U.S. dollar translation is added herein solely for convenience of readers outside Japan.)

2.	The figures for net income per common share are calculated based upon the weighted average number of shares of common stock (the total outstanding number).

(Sales breakdown)

	FY2004			FY2003
	(April 1, 2003 - Mar. 31, 2004)			(April 1, 2002 - Mar. 31, 2003)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Electronic materials and components	271,043	85.8	2,557,009	278,006	86.7	(6,963)	-2.5
Electronic materials	130,925	41.4	1,235,141	133,325	41.6	(2,400)	-1.8
Electronic devices	81,096	25.7	765,056	86,274	26.9	(5,178)	-6.0
Recording devices	40,227	12.7	379,500	46,437	14.5	(6,210)	-13.4
Semiconductors & others	18,793	5.9	177,292	11,968	3.7	6,825	57.0
Recording media & systems	45,006	14.2	424,584	42,690	13.3	2,316	5.4

Total sales	316,050	100.0	2,981,603	320,697	100.0	(4,647)	-1.4

Overseas sales	182,928	57.9	1,725,735	176,461	55.0	6,467	3.7

Note: U.S.$1=Yen 106

Non-Consolidated

II-2) Statements of income (Non-Consolidated)

	FY2004			FY2003
	(April 1, 2003 - Mar. 31, 2004)			(April 1, 2002 - Mar. 31, 2003)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Net sales	316,050	100.0	2,981,603	320,697	100.0	(4,647)	-1.4
Cost of sales	255,372	80.8	2,409,169	262,053	81.7	(6,681)	-2.5
Gross profit	60,677	19.2	572,424	58,643	18.3	2,034	3.5
Selling, general and administrative expenses	58,921	18.6	555,858	55,461	17.3	3,460	6.2
Operating income	1,756	0.6	16,566	3,182	1.0	(1,426)	-44.8
Other income (deductions):
Interest and dividend income	3,369		31,783	2,803		566
Technology commission	7,784		73,433	3,754		4,030
Interest expense	(26)		(245)	(18)		(8)
Foreign exchange gain (loss)	(2,471)		(23,311)	(532)		(1,939)
Other-net	(134)		(1,264)	(112)		(22)
Total other income (deductions)	8,521	2.7	80,386	5,895	1.8	2,626	44.5
Current income	10,277	3.3	96,952	9,078	2.8	1,199	13.2
Extraordinary profit	1,816	0.6	17,132	351	0.1	1,465	417.4
Extraordinary loss	(6,410)	-2.1	(60,471)	(7,806)	-2.4	1,396	-17.9
Income before income taxes	5,683	1.8	53,613	1,623	0.5	4,060	250.2
Income taxes	1,224	0.4	11,547	1,489	0.5	(265)	-17.8
Net income	4,458	1.4	42,056	133	0.0	4,325	3,251.9

Note: U.S.$1=Yen 106

Non-Consolidated

II-3) Balance sheets (Non-Consolidated)

ASSETS

	As of Mar. 31, 2004			As of Mar. 31, 2003		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)
Current assets	261,758	49.8	2,469,415	224,917	44.1	36,841
Cash	59,450		560,849	55,240		4,210
Marketable securities	15,398		145,264	11,399		3,999
Net trade receivables	82,464		777,962	74,566		7,898
Inventories	24,574		231,830	26,136		(1,562)
Other current assets	79,870		753,490	57,574		22,296

Noncurrent assets	264,385	50.2	2,494,198	284,643	55.9	(20,258)
Investments in securities	3,202		30,207	4,082		(880)
Investments in affiliates	107,949		1,018,386	107,888		61
Net property, plant and equipment	114,294		1,078,245	123,737		(9,443)
Other assets	38,938		367,339	48,934		(9,996)

TOTAL	526,143	100.0	4,963,613	509,561	100.0	16,582

LIABILITIES AND STOCKHOLDERS’ EQUITY

	As of Mar. 31, 2004			As of Mar. 31, 2003		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)
Current liabilities	72,832	13.8	687,094	60,672	11.9	12,160
Trade payables	38,704		365,132	32,843		5,861
Accrued expenses	12,831		121,047	8,387		4,444
Income taxes payables	2,282		21,528	52		2,230
Other current liabilities	19,014		179,377	19,389		(375)

Noncurrent liabilities	37,432	7.2	353,132	29,646	5.8	7,786
Retirement and severance benefits	37,128		350,264	29,337		7,791
Director’s retirement allowance	303		2,858	309		(6)
Total liabilities	110,264	21.0	1,040,226	90,319	17.7	19,945

Common stock	32,641		307,933	32,641		—
Additional paid-in capital	59,256		559,018	59,256		—
Legal reserve	8,160		76,981	8,160		—
Retained earnings	321,674		3,034,660	323,999		(2,325)
Net unrealized gains (losses) on securities	484		4,566	37		447
Treasury stock	(6,338)		(59,792)	(4,854)		(1,484)
Total stockholders’ equity	415,878	79.0	3,923,377	419,241	82.3	(3,363)

TOTAL	526,143	100.0	4,963,613	509,561	100.0	16,582

Note: U.S.$1=Yen 106

Non-Consolidated

II-4) Management Changes

1.	Candidate for election to the Board of Directors

	Takehiro Kamigama	(General manager, Data Storage & Thin Film Technology components Business Group)

2.	Retiring director

	Hirokazu Nakanishi	(General manager, China Business Development Group)

3.	Candidate for election to the Board of Corporate Auditors

	Ryoichi Ohno *	(Chief Financial Officer, The Gibraltar Life Insurance Co., Ltd. Vice President, Finance, Prudential Financial, Inc.)

* Outside Corporate Auditor

4.	Retiring corporate auditors

Osamu Nakamoto *
* Outside Corporate Auditor

Non-Consolidated

II-5) Supplementary Information

Ratio of results on a Consolidated basis to results on a Non-Consolidated basis

	Ratio of the FY2004	Ratio of the previous fiscal year
Net sales	2.1	1.9
Operating income	30.9	6.9
Income before income taxes	5.4	11.1
Net income	9.4	90.4

Exchange rates used for conversion

	April 1, 2003 - March 31, 2004		April 1, 2002 - March 31, 2003
Item/Term	US$=Yen	Euro=Yen	US$=Yen	Euro=Yen
Sales	113.19	132.65	121.98	120.88
The end of the period	105.69	128.88	120.20	129.83

Non-Consolidated

	April 1, 2003 - March 31, 2004		April 1, 2002 - March 31, 2003
	Amount	Ratio to	Amount	Ratio to	Change
Item/Term	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)
Capital expenditures	19,627	—	24,959	—	-21.4
Depreciation and amortization	25,109	7.9	26,529	8.3	-5.4
Research and development	24,759	7.8	22,530	7.0	9.9
Result of financial income	3,373		2,829		19.2
Number of employees (as at the end of the period)	6,113		6,212

Contacts: Nobuyuki Koike TDK Corporation Corporate Communications Dept. Tel: (81)-3-5201-7102 E-mail; nkoike@mb1.tdk.co.jp

FOR IMMEDIATE RELEASE

TDK Issues Stock Acquisition Rights for Stock Options

     TOKYO JAPAN, April 28, 2004 — TDK Corporation (the “Company”) (President: Hajime Sawabe) announces that at the meeting of the Board of Directors held on April 28, 2004, a resolution passed that the issue of stock acquisition rights with specially favorable terms and conditions to persons other than stockholders for the purpose of implementing stock options pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan will be proposed for approval at the 108th Ordinary Annual General Meeting of Stockholders scheduled for Tuesday, June 29, 2004.

1.	Reason for Issuing Stock Acquisition Rights with specially Favorable Terms and Conditions to Parties Other Than Stockholders:

TDK will implement a stock option program for Directors, Corporate Executive Officers and high-ranking Managers of TDK and group companies. The stock option program is designed to provide TDK’s key personnel with further incentive for enhancement of consolidated operating results.

2.	Matters Pertaining to the Issuance of Stock Acquisition Rights:
(1)	Class and Number of Shares to be Issued upon exercise the Stock Acquisition Rights:

Up to 380,000 shares of common stock

In the event that the number of shares allocated per stock acquisition rights (as defined below) is adjusted in accordance with (2) below, the maximum number of shares to be issued for the purpose of granting stock acquisition rights shall be calculated by multiplying the aggregate number of stock acquisition rights to be issued by the number of shares after adjustment.

(2)	Aggregate Number of Stock Acquisition Rights to Be Issued: Up to 3,800

The number of shares per stock acquisition right (hereinafter the “number of shares granted”) shall be 100. Provided, however, that in the event that the Company makes a stock split or stock consolidation for its common stock on and after the date

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on which stock acquisition rights are issued (hereinafter the “issue date”), the number of shares granted shall be adjusted proportionately based on the stock split or stock consolidation ratio. Fractions less than one share arising out of such adjustment shall be discarded.

(3)	Issue Price of Stock Acquisition Rights:
Free of charge

(4)	Total Amount Due Upon Exercise of Stock Acquisition Rights:
The total amount due upon exercise of stock acquisition rights shall be the price to be paid for each share, issued or transferred upon the exercise of rights (hereinafter the “exercise price”), multiplied by the number of shares granted.

The exercise price shall be an amount which is the average of the closing price (regular way) of the Company’s shares of common stock on the Tokyo Stock Exchange on each day (other than any day on which no sale is reported) of the month immediately preceding the date of the issuance of stock acquisition rights, multiplied by 1.05. Any amount less than one yen arising out of such adjustment shall be rounded upward to the nearest yen.

Provided, however, that, if such price is less than the closing price as of the date of issue of stock acquisition rights, then such closing price reported on the date of issue of stock acquisition rights shall be the exercise price.

In case the Company issues new shares or disposes of its own shares at a price less than the current market price after the issue date, the exercise price shall be adjusted in accordance with the following formula and any amount less than one yen arising out of such adjustment shall be rounded upward to the nearest yen:

					Number of shares newly issued	×	Amount paid per share
			Number of shares issued	+
Current market price

Exercise price after = adjustment	Exercise price before adjustment	×	Number of shares issued		+	Number of new shares increased after stock split or new issuance

In the above formula, the “number of shares issued” shall be defined as the number of shares of common stock issued and outstanding less the number of treasury stock. In the event that the Company disposes of treasury stock, the “number of shares newly issued” shall be read as “number of treasury stock to be transferred.” Provided, however, that in the event that the Company makes a stock split or stock consolidation for its common stock on and after the issue date, the exercise price shall be adjusted proportionately based on the stock split or stock consolidation ratio. Fractions less than one share arising out of such adjustment shall be discarded.

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(5)	Exercise Period for Stock Acquisition Rights: From August 1, 2006 to July 31, 2010

(6)	Conditions for Exercising of Stock Acquisition Rights: Partial exercise of stock acquisition rights is not permitted.

(7)	Reasons and Conditions for the Cancellation of Stock Acquisition Rights:
(1)	The Company may cancel these stock acquisition rights without compensation, if a proposal for approval of a merger agreement, under which the Company is the dissolving company, is approved at a meeting of stockholders of the Company, or if a proposal for approval of a stock exchange agreement or a proposal for share transfer that makes the Company a wholly owned subsidiary, is approved at a meeting of stockholders of the Company.
(2)	In the event that the Company acquires unexercised stock acquisition rights, it may cancel these stock acquisition rights without compensation at any time.

(8)	Transfer Restrictions of Stock Acquisition Rights: The transfer of stock acquisition rights requires the approval of the Board of Directors of the Company.

3.	Matters Pertaining to the Allotment of Stock Acquisition Rights:
When granting stock acquisition rights, the Company shall execute a “Agreement of Allotment of Stock Acquisition Rights” with each eligible person. This Agreement sets forth the following conditions that the Company’s Board of Directors has deemed reasonable for deciding on the issuance of stock acquisition rights.

<Matters Pertaining to the “Agreement of Allotment of Stock Acquisition Rights”>

(1)	In the event that Eligible Directors and corporate officers, who have been granted such stock acquisition rights, are removed from their respective offices, voluntarily resign, or lose their positions due to disqualification, stock acquisition rights may not be exercised. Provided, however, that this excludes the situation where a Director, corporate officer or employee is dismissed or resigns due to a change in their position.

(2)	Eligible employees who leave due to dismissal for cause, demotion, involuntary release or voluntary resignation may not exercise these rights.

(3)	Eligible persons who leave an eligible post for a reason other than those listed above (1) and (2) may exercise these options for a period of two years following the date they become no longer to hold the post.

(4)	The stock acquisition rights may not be sold, transferred, disposed of and inherited upon the death of the holder.

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(5)	The Agreement shall also specify other matters that limit the exercise of stock acquisition rights in addition to the above.

Note: Subject to approval at the 108th Ordinary Annual General Meeting of Stockholders scheduled for Tuesday, June 29, 2004, the specific details of the issue and granting of stock acquisition rights will be determined at a meeting of the Board of Directors to be held subsequent to the closing of the said Ordinary Annual General Meeting of Stockholders.

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Contacts: Nobuyuki Koike TDK Corporation Corporate Communications Dept. Tel: (81)-3-5201-7102 e-mail; nkoike@mb1.tdk.co.jp

FOR IMMEDIATE RELEASE

TDK to Buy Back Shares

(Acquisition of Treasury Stock Under Article 210 of the Commercial Code of Japan)

     TOKYO JAPAN, April 28, 2004 — TDK Corporation (the “Company”) (President: Hajime Sawabe) announces that at the meeting of the Board of Directors held on April 28, 2004 a resolution passed that share buyback in accordance with Article 210 of the Commercial Code of Japan will be proposed at the 108th Ordinary Annual General Meeting of Stockholders scheduled for Tuesday, June 29, 2004.

1.	Reason for Share Buyback TDK will repurchase its own shares so that it may transfer treasury stock upon exercise of stock acquisition rights under the stock option program.

2.	Details of the Share Buyback

(1) Type of shares to be repurchased:	common stock
(2) Number of shares to be repurchased:	Up to 380,000 shares
(3) Total cost:	Up to ¥3.4 billion

Note: The period of share buyback will start on or after such share buyback is resolved at the 108th Ordinary Annual General Meeting of Stockholders to be held on June 29, 2004 and extend until the closing of the next ordinary annual general meeting of stockholders.

(Reference)
Number of treasury stock held as of March 31, 2004:

Total number of shares issued (excluding treasury stock):	132,409,452 shares
Number of treasury stock:	780,207 shares

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